AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This Amendment No. 1, dated as of June 18, 2009 (this "Amendment No. 1"), to the Rights Agreement, dated as of June 1, 2007 (the "Rights Agreement"), between Eden Bioscience Corporation, a Washington corporation (the "Company"), and Mellon Investor Services LLC, as rights agent (the "Rights Agent").

W I T N E S S E T H:

WHEREAS, the Company and the Rights Agent have previously entered into the Rights Agreement;

WHEREAS, on December 4, 2008, the Company's board of directors (the "Board") approved the voluntary dissolution and liquidation of the Company pursuant to a plan of complete dissolution and liquidation of the Company (the "Plan"), subject to shareholder approval;

WHEREAS, on May 20, 2009, the Company's shareholders approved the voluntary dissolution and liquidation of the Company pursuant to the Plan;

WHEREAS, Section 23B.14.030(2) of the Washington Business Corporation Act (the "WBCA") provides that a corporation is dissolved upon the effective date of its articles of dissolution;

WHEREAS, on June 18, 2009 the Company filed its articles of dissolution (the "Articles") with the Secretary of State of the State of Washington pursuant to Section 23B.14.030(1) of the WBCA and the Articles will become effective at 5:00 p.m. Pacific time on June 29, 2009 (the "Effective Date");

WHEREAS, pursuant to the Plan, from and after the Effective Date, and subject to applicable law, the Company's common stock, par value $0.0025 per share (the "Common Stock"), will be treated as no longer outstanding and each holder of Common Stock will cease to have any rights with respect to the Common Stock, except the right to receive distributions pursuant to and in accordance with the Plan;

WHEREAS, in view of the deemed cancellation of each outstanding share of Common Stock after the Effective Date pursuant to the Plan, the Company wishes to clarify that the Rights will no longer be outstanding after the Effective Date;

WHEREAS, the Company desires to amend the Rights Agreement to change the date on which the Expiration Date will occur in accordance with Section 26 thereof;

WHEREAS, the Board has approved this Amendment No. 1; and

NOW, THEREFORE, in consideration of the foregoing and mutual agreements set forth in the Rights Agreement and this Amendment No. 1, the parties agree as follows:

1.         Amendment to Definition of "Expiration Date". Section 7(a) of the Rights Agreement is amended to read in its entirety as follows:

"Subject to Section 7(e) hereof and except as otherwise provided in this Rights Agreement (including Section 11 hereof), each Right shall entitle the registered holder thereof, upon exercise thereof as provided in this Rights Agreement, to purchase for the Purchase Price, at any time after the Distribution Date and at or prior to the earlier of (i) June 29, 2009 (the Close of Business on such date being the "Expiration Date") and (ii) the Redemption Date, one one-hundredth (1/100) of a Preferred Share, subject to adjustment from time to time as provided in Sections 11 and 12 hereof."

All references to June 1, 2017 in the Form of Rights Certificate attached as Exhibit B to the Rights Agreement and in the Summary of Rights to Purchase Preferred Shares attached as Exhibit C to the Rights Agreement shall instead mean June 29, 2009.

2.         Addition of new Section 33. A new Section 33 is hereby added reading in its entirety as follows:

"Section 33. TERMINATION

Other than those provisions which by their terms survive the termination of this Agreement and the Rights, this Agreement and the Rights established hereby will terminate in all respects on June 29, 2009."

3.         Definitions. Terms not otherwise defined in this Amendment No. 1 shall have the meaning ascribed to such terms as in the Rights Agreement. The term "Agreement" or "Rights Agreement" as used in the Rights Agreement shall be deemed to refer to the Rights Agreement as amended hereby, and all references to the Agreement or Rights Agreement shall be deemed to include this Amendment No. 1.

4.         Governing Law. This Amendment No. 1 shall be deemed to be a contract made under the laws of the state of Washington and for all purposes shall be governed by and construed in accordance with the law of such State applicable to contracts to be made and performed entirely within such State; provided, however, that all provisions of this Amendment No. 1 regarding the rights, duties and obligations of the Rights Agent shall be governed by and construed in accordance with the laws of the state of New York applicable to contracts made and to be performed entirely within such state, without regard to the principles or rules concerning conflicts of laws which might otherwise require application of the substantive laws of another jurisdiction.

5.         Counterparts. This Amendment No. 1 may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party and delivered to the other parties.

6.         Descriptive Headings. Descriptive headings of the several Sections of this Amendment No. 1 are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

7.         Effectiveness. This Amendment No. 1 shall be effective as of the date first written above, and except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and otherwise shall be unaffected hereby. Without limiting the foregoing, the Rights Agent shall not be subject to, nor required to interpret or comply with, or determine if any Person has complied with, the Plan, even though reference thereto may be made in this Amendment No. 1 and the Rights Agreement.

            IN WITNESS WHEREOF, the parties hereto have caused this Amendment No. 1 to be duly executed as of the day and year first above written.

EDEN BIOSCIENCE CORPORATION

By:__/s/ Nathaniel T. Brown_____________________
Name: Nathaniel T. Brown
Its: Chief Executive Officer, Chief Financial Officer and
Secretary

MELLON INVESTOR SERVICES LLC, as Rights Agent

By: ___/s/ Thomas L. Cooper____________________
Name: Thomas L. Cooper
Its: Client Relationship Executive